SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Financial Group Inc. for Fiscal Year 2022

The annual general meeting of shareholders of Woori Financial Group was held on March 24, 2023 and all six agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1.	Approval of financial statements for the fiscal year 2022(Jan 1, 2022 – Dec 31, 2022)

2.	Approval of amendments to the Articles of Incorporation

3.	Election of directors (2 Independent directors, 1 Executive director)

•	3-1 Candidate for Independent director : Chan-Hyoung Chung

•	3-2 Candidate for Independent director : Su-Young Yun

•	3-3 Candidate for Executive director : Jong-Yong Yim

4.	Election of Independent director who will serve as an Audit Committee Member

•	Candidate for Independent director who will serve as an Audit Committee Member :
Sung-Bae Ji

5.	Election of Audit Committee Members who are Independent directors

•	5-1 Candidate for Audit Committee Member who is an Independent director : Chan-Hyoung Chung

•	5-2 Candidate for Audit Committee Member who is an Independent director : Su-Young Yun

•	5-3 Candidate for Audit Committee Member who is an Independent director : Yo-Hwan Shin

6.	Approval of Maximum Limit on Directors’ Compensation

•	Agenda details

•	Approval of financial statements of Woori Financial Group for fiscal year 2022

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified>

Total Assets	480,474,396	Revenue*	42,422,553
Total Liabilities	448,847,054	Operating Income	4,430,524
Capital Stock	3,640,303	Net Income	3,323,982
Total Equity	31,627,342	Earnings Per Share (in KRW)	4,191

< Separate – Independent Auditor’s Opinion : Unqualified>

Total Assets	25,113,576	Revenue*	1,300,621
Total Liabilities	2,216,674	Operating Income	1,185,627
Capital Stock	3,640,303	Net Income	1,183,249
Total Equity	22,896,902	Earnings Per Share (in KRW)	1,499

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

•	Cash dividends for fiscal year 2022

(units: in KRW)

Total dividends per common share	1,130 (8.8% of market price of common stock	)*
Year-end dividends per common share	980
Interim dividends per common share	150
Dividend per class share	—
Total dividend amount	822,705,794,250

*

The percentage (to the first decimal place) of the dividend per share to the arithmetic mean of the closing prices in the trading market for the one week ending on the day that is two trading days before the closing date of the shareholder register

•	Agenda details

•	Appointment of Independent directors

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held (Institution Name and Title) Note1)

Chan- Hyoung Chung	February 1956	From the end of the AGM for FY2022 to the end of the AGM for FY2023	Re Appointment	2019-Current	- Independent Director, Woori Financial Group	- Independent Director, Woori Bank
				2018-Current	- Independent Director, Woori Bank
				2018-2019	- Advisor, POSCO Capital
				2015-2018	- CEO, POSCO Capital

Su-Young Yun	December 1961	From the end of the AGM for FY2022 to the end of the AGM for FY2024	New Appointment	2016-2019	- Vice President, KIWOOM Securities Corp. (General Executive Director of Retail Business, Executive Director of Strategy Planning)	-
				2010-2015	- CEO, KIWOOM Asset Management

Note 1) Only includes positions held as a director, executive officer, or auditor

•	Appointment of an Executive director

Name	Date of Birth	Term	Appointment	Career Background
Jong-Yong Yim	August 1959	From the end of the AGM for FY2022 to the end of the AGM for FY2025	New Appointment	2021-Current	- Affiliated Professor, Department of Economics, Seoul National University
				2020-Current	- Advisor, Yulchon LLC
				2018-2022	- Special Professor, Yonsei University Graduate School of Economics
				2015-2017	- Chairman, Financial Services Commission
				2013-2015	- CEO, NongHyup Financial Group

•	Appointment of an Independent director who will serve as an Audit Committee Member

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held (Institution Name and Title) Note1)
Sung-Bae Ji	July 1967	From the end of the AGM for FY2022 to the end of the AGM for FY2024	New Appointment	2001-Current	- CEO, IMM Investment Corp.	- CEO, IMM Investment Corp.
				2021-2023	- Chairman, the 14th Korean Venture Capital Association
				2000-2023	- CEO, IMM&Co

Note 1) Only includes positions held as a director, executive officer, or auditor

•	Appointment of Audit Committee Members who are Independent directors

Name	Date of Birth	Term	Appointment	Career Background		Other Positions Held (Institution Name and Title) Note1)
Chan-Hyoung Chung	February 1956	From the end of the AGM for FY2022 to the end of the AGM for FY2023	Re Appointment	2019-Current	- Independent Director, Woori Financial Group	- Independent Director, Woori Bank
				2018-Current	- Independent Director, Woori Bank
				2018-2019	- Advisor, POSCO Capital
				2015-2018	- CEO, POSCO Capital

Su-Young Yun	December 1961	From the end of the AGM for FY2022 to the end of the AGM for FY2024	New Appointment	2016-2019	- Vice President, KIWOOM Securities Corp. (General Executive Director of Retail Business, Executive Director of Strategy Planning)	-
				2010-2015	- CEO, KIWOOM Asset Management

Yo-Hwan Shin	December 1962	From the end of the AGM for 2022 to the end of the AGM for FY2023	New Appointment	2022-Current	- Independent Director, Woori Financial Group	-
				2020-2022	- Advisor, Shinyoung Securities Co., Ltd.
				2017-2020	- CEO, Shinyoung Securities Co., Ltd.
				2015-2017	- General Executive Director, Shinyoung Securities Co., Ltd.
				2011-2015	- Executive Director, Retail Business Headquarter, Shinyoung Securities Co., Ltd.

Note 1) Only includes positions held as a director, executive officer, or auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 24, 2023	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Vice President